1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

SPIL Shareholders Approved NT$ 3.0 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 16, 2015

Taichung, Taiwan, June 16, 2015—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a shareholders’ meeting, at which the shareholders approved the proposal for distribution of 2014 profits.

The major conclusions of this shareholders’ meeting are as follows:

1. Shareholders approved the 2014 Business Report and Financial Statements. Consolidated revenue for 2014 was NT$ 83,071,441 thousand, and net income was NT$ 11,731,202 thousand with diluted EPS of NT$ 3.74 per share.

2. Shareholders approved a proposal for distribution of 2014 profits:

(1)	A cash dividend of NT$ 3.0 per share will be distributed to the common shareholders.

(2)	In accordance with new accounting regulations requiring expensing of employee profit-sharing, SPIL’s 2014 net income of NT$ 11,731,202 thousand has already factored in employee profit-sharing expenses of NT$ 1,038,787 thousand and remuneration to directors of NT$ 105,369 thousand. Employees’ bonuses of NT$ 1,038,787 thousand will all be distributed in cash.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 16, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer